

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2011

Dror Levy
Chief Financial Officer
DSP Group, Inc.
2580 North First Street, Suite 460
San Jose, California 95131

> **Re: DSP Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-23006**

Dear Mr. Levy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Business Overview, page 34

1.   We note your disclosure that sales of DECT 6.0 products in the U.S. market increased from $78.8 million for 2009 to $84.2 million for 2010. Please tell us, with a view toward clarified future disclosure, how the referenced disclosure reconciles with the tabular revenue breakdown shown on pages 39 and 84, which attribute lower amounts of revenue to the U.S.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 57

2.   We note that you present the proceeds from maturity and sale of marketable
        securities and deposits as one item in cash flows from investing activities. Please
        tell us how you considered the guidance from FASB ASC 320-10-45-11 in
        assessing whether you should separately present cash flows from sales and cash
        flows from maturities of available for sale securities.

Note 2. Significant Accounting Policies, page 60

Investments in Other Companies, page 63

3.   You disclose that you hold a 30% interest in another company accounted for by
        the cost method. In light of the ownership interest, please tell us how you
        considered the guidance from FASB ASC 323-10 in assessing whether the equity
        method of accounting is appropriate.

Revenue Recognition, page 65

4.   Your revenue policy disclosure cites the four general criteria from SAB Topic 13.
        Please tell us, with a view toward disclosure in future filings, how you apply each
        of the four criteria you outline in your specific circumstances. For instance,
        clarify what you consider to be persuasive evidence of an arrangement, clarify
        how you determine that the sales price is fixed and determinable, clarify when
        title passes, identify when you consider delivery to have occurred and disclose
        how you determine collectability is reasonably assured.

5.   We see that you defer product revenues on shipments to distributors until sell
        through to an end user. Describe to us, with a view toward expanded future
        disclosure, the substantive features of the arrangements with distributors in
        sufficient detail to explain the rationale for the disclosed accounting policy. Also,
        clarify the financial statement presentation prior to sell-through. In that regard:

        • Tell us about price protection arrangements and other discount programs, and
          return and stock rotation rights associated with distributor shipments. Please
          also address your ability to estimate the impact of these matters in advance of
          sell-through.
        • Describe how you account for and present transactions with distributors in the
          financial statements prior to sell-through and revenue recognition. For
          instance, clarify whether you record a receivable and relieve inventory prior to
          sell through by a distributor, including a description of the underlying basis
          for your practices.

Note 9. Pension Liabilities, page 73

6.   We note that pension obligations in Germany were partially outsourced in 2010
         and that outsourced obligations are now accounted for as a defined contribution
         arrangement. Please describe to us the nature and terms of the outsourcing
         arrangement, including the accounting impact. Please also clarify the basis in
         GAAP for the accounting.

7.   In future filings please provide the narrative description of investment policies
         and the basis for the expected return on plan assets as described in FASB ASC
         715-20-50-1d.

8.   In future filings please separately present the assumptions used to measure the
         benefit obligation and the net benefit cost. Refer to FASB ASC 715-20-50-1k.

Item 9A. Controls and Procedures, page 93

9.   We see that you conduct substantially all of your operations outside of the United
         States. In order to enhance our understanding of how you prepare your financial
         statements, we ask you to provide us with information that will help us answer the
         following questions.

         Tell us how you evaluate and assess internal control over financial reporting.

         a. In connection with your process to determine whether your internal control
             over financial reporting was effective, please describe whether and how you
             considered controls to address financial reporting risks that are relevant to all
             locations where you have operations.
         b. If you have an internal audit function, please describe it and explain how, if at
             all, that function impacted your evaluation of your internal control over
             financial reporting.

         Tell us how you maintain your books and records and prepare your financial
         statements

         c. If you maintain your books and records in accordance with U.S. GAAP,
             describe the controls you maintain to ensure that the activities you conduct
             and the transactions you consummate are recorded in accordance with U.S.
             GAAP.
         d. If you do not maintain your books and records in accordance with U.S.
             GAAP, tell us what basis of accounting you use and describe the process you
             go through to convert your books and records to U.S. GAAP for SEC
             reporting. Describe the controls you maintain to ensure that you have made all

necessary and appropriate adjustments in your conversions and disclosures.

Describe the background of the people involved in your financial reporting.

e. We would like to understand more about the background of the people who
    are primarily responsible for preparing and supervising the preparation of your
    financial statements and evaluating the effectiveness of your internal control
    over financial reporting and their knowledge of U.S. GAAP and SEC rules
    and regulations. Do not identify people by name, but for each person, please
    tell us:

    •   what role he or she takes in preparing your financial statements and
        evaluating the effectiveness of your internal control;
    •   what relevant education and ongoing training he or she has had relating to
        U.S. GAAP;
    •   the nature of his or her contractual or other relationship to you;
    •   whether he or she holds and maintains any professional designations such
        as Certified Public Accountant (U.S.) or Certified Management
        Accountant; and
    •   about his or her professional experience, including experience in preparing
        and/or auditing financial statements prepared in accordance with U.S.
        GAAP and evaluating effectiveness of internal control over financial
        reporting.

f. If you retain an accounting firm or other similar organization to prepare your
    financial statements or evaluate your internal control over financial reporting,
    please tell us:

    •   the name and address of the accounting firm or organization;
    •   the qualifications of their employees who perform the services for your
        company;
    •   how and why they are qualified to prepare your financial statements or
        evaluate your internal control over financial reporting;
    •   how many hours they spent last year performing these services for you;
        and
    •   the total amount of fees you paid to each accounting firm or organization
        in connection with the preparation of your financial statements and in
        connection with the evaluation of internal control over financial reporting
        for the most recent fiscal year end.

g. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Tell us about your audit committee financial expert.

h. We note that Patrick Tanguy is listed as an audit committee financial expert. Please describe the extent of Mr. Tanguy's knowledge of U.S. GAAP and internal control over financial reporting.

Item 10. Directors, Executive Officers and Corporate Governance, page 94

10. Please tell us, and revise future filings to clarify, the nature of the settlement and final judgment mentioned on pages 6-7 of your definitive proxy statement. Also tell us, and revise future filings to disclose, the nature of the allegations underlying the settlement.

Item 11. Executive Compensation, page 94

11. Please tell us, and revise future filings to disclose for each director, the aggregate number of stock and option awards outstanding at your most recent fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Item 13. Certain Relationships . . ., page 94

12. We note the disclosure on pages 7-8 regarding transactions and relationships your board considered in assessing the independence of its members. Please tell us, and revise future filings to disclose, the nature of those transactions and relationships. See Regulation S-K Item 407(a)(3).

13.   The second paragraph on page 38 of your definitive proxy statement implies that you engaged in transactions with related parties since the beginning of your last fiscal year. With a view toward disclosure in future filings, please tell us about those transactions. If that is not correct, please revise future filings to eliminate that implication.

Form 8-K dated April 28, 2011

14.   We note that you present a Consolidated Statements of Operations (Non-GAAP) for the three months ended March 31, 2011 and 2010. Please tell us how your presentation considers the guidance from the Division of Corporation Finance's Compliance and Disclosure Interpretations (CDI) on Non-GAAP Financial Measures. Please refer to question 102.10.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or Geoffrey Kruczek at (202) 551-3641 with any other questions regarding our comments. You may also contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief